FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 7, 2003, Series 2003-W8	333-109164

Name of Person Filing the Document
(If Other than the Registrant)

03038035

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 7, 2003

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$730,875,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W8

November 5, 2003

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

Banc of America Securities

JPMorgan

TERM SHEET DATED November 5, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W8
$730,875,000 *(Approximate)*

Subject to Revision

Structure Overview
To 10% Optional Termination

Class	Approximate Size ($)	Type[1]	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F
A-1	347,490,000	FLT / PT			Not Offered			AAA / Aaa / AAA
A-2	38,610,000	FLT / PT	2.65	1-96	0	Act/36C	March 2034	AAA / Aaa / AAA
A-3*	207,900,000	FLT / PT	2.78	1-96	0	Act/360	March 2034	AAA / Aaa / AAA
M-1	50,625,000	FLT / SUB	5.39	39-96	0	Act/360	March 2034	AA / Aa2 / AA
M-2	43,125,000	FLT / SUB	5.35	38-96	0	Act/360	March 2034	A / A2 / A
M-3	11,250,000	FLT / SUB			Not Offered			A- / A3 / A-
M-4	11,250,000	FLT / SUB			Not Offered			BBB+ / Baa1 / BBB+
M-5	11,250,000	FLT / SUB			Not Offered			BBB / Baa2 / BBB
M-6	9,375,000	FLT / SUB			Not Offered			BBB- / Baa3 / NR
Total								

(1) The interest rate on the certificates are subject to the Net WAC Rate Cap.

* The Class A-3 Certificates may be split into two or three classes which may pay concurrently, sequentially or as otherwise described in the prospectus supplement. References to Class A-2 Certificates in this Term Sheet refer to the aggregate of these classes issued.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Transaction Overview

Offered Certificates:	Approximately $246,510,000 senior floating-rate Certificates (Class A-2 and Class A-3 Certificates) and approximately $93,750,000 mezzanine floating-rate Certificates (Class M-1 and Class M-2 Certificates). The Class A-2 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans") while the Class A-3 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class M-1 and Class M-2 Certificates are supported by all of the Mortgage Loans.
Non-Offered Certificates:	Approximately $347,490,000 senior floating-rate Class A-1 Certificates (together with the Class A-2 and Class A-3 Certificates, the "Class A Certificates") and approximately $43,125,000 mezzanine floating-rate Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (collectively with the Class M-1 and Class M-2 Certificates, the "Class M Certificates"). The Class A-1 Certificates are supported by the Group I Mortgage Loans. The Class M-3, Class M-4, Class M-5 and Class M-6 Certificates are supported by all of the Mortgage Loans.
Collateral:	As of December 1, 2003, the Mortgage Loans will consist of 3,076 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTV's at origination not in excess of 95%. The aggregate scheduled principal balance of all of the Mortgage Loans is approximately $562,500,067 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent 2,024 adjustable-rate and fixed-rate mortgage loans totaling approximately $365,624,537 as of the Cut-off Date. The Group II Mortgage Loans will represent 1,052 adjustable-rate and fixed-rate mortgage loans totaling approximately $196,875,530 as of the Cut-off Date.
Pre-Funding Account:	On the Closing Date, the Depositor will pay to the Trustee approximately $121,875,463, which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $65,624,470, which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts"). The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase Mortgage Loans after the Closing Date (the "Subsequent Mortgage Loans") for the related loan group during the period from the Closing Date up to and including [February 3], 2004 (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts after [February 3, 2004] will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.
Depositor:	Argent Securities Inc.
Originators:	Argent Mortgage Company, LLC and Olympus Mortgage Company
Class A Certificates:	Class A-1, Class A-2 and Class A-3 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates.
Master Servicer:	Ameriquest Mortgage Company
Trustee:	Deutsche Bank National Trust Company
Co-Lead Underwriters:	Banc of America Securities LLC and J.P. Morgan Securities Inc.
Co-Managers:	Credit Suisse First Boston and Goldman, Sachs & Co.
Cut-off Date:	December 1, 2003

Transaction Overview

Expected Pricing:	On or about November 7, 2003
Expected Closing Date:	On or about December 4, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including January 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Certificates will initially settle flat.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.500% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0032]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans plus amounts in the Pre-Funding Accounts.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.
Interest Coverage Account:	On the Closing Date, the Depositor will be required to pay funds to the Trustee for deposit in an Interest Coverage Account. Funds on deposit in the Interest Coverage Account will be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.
Optional Termination:	The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.

Transaction Overview

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate principal balance of the initial Mortgage Loans as of the Cut-Off Date and (ii) the original amounts deposited in the Pre-Funding Accounts.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will NOT be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement:
Excess Interest
Overcollateralization ("OC")
Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.55% of the sum of the aggregate principal balance of the initial Mortgage Loans as of the Cut-off Date and the original amounts in the Pre-Funding Accounts, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 5.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) approximately $3,750,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2007 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.60%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	20.80%	41.60%
M-1	AA / Aa2 / AA	14.05%	28.10%
M-2	A / A2 / A	8.30%	16.60%
M-3	A- / A3 / A-	6.80%	13.60%
M-4	BBB+ / Baa1 / BBB+	5.30%	10.60%
M-5	BBB / Baa2 / BBB	3.80%	7.60%
M-6	BBB- / Baa3 / NR	2.55%	5.10%

Transaction Overview

Net WAC Rate Cap:

Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 and Class A-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-3 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate:

The Pass-Through Rate for the Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for any Distribution Date and any class is LIBOR as determined for the related accrual period plus the applicable certificate margin.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Net Monthly Excess Cashflow:

For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the Pass-Through Rates on the Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and the Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Both the Offered and Non-Offered Certificates will benefit from one or more interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Transaction Overview

Offered Certificates Interest Rate Caps:

Beginning on the second Distribution Date, and for a period of [] months thereafter, an Interest Rate Cap will be available for the benefit of the A-1 Certificates.

Beginning on the second Distribution Date, and for a period of 39 months thereafter, an Interest Rate Cap will be available for the benefit of the A-2 Certificates.

Beginning on the second Distribution Date, and for a period of 48 months thereafter, an Interest Rate Cap will be available for the benefit of the A-3 Certificates.

Beginning on the second Distribution Date, and for a period of 95 months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the M Certificates.

See attached Interest Rate Cap Schedules for details.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated, first, to the Class M-6 Certificates, second, to the Class M-5 Certificates, third, to the Class M-4 Certificates, fourth, to the Class M-3 Certificates, fifth, to the Class M-2 Certificates sixth, to the Class M-1 Certificates, and lastly, in the case of Realized Loss Amounts in the Group I Mortgage Loans, to the Class A-2 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A-1 or Class A-3 Certificates or the Class P Certificates. Investors in the Class A-1 and Class A-3 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M and Class A-2 Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M and Class A-2 Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Transaction Overview

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period, (v) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans and (vi) with respect to each Distribution Date during the Funding Period and on the Distribution Date immediately following the end of the Funding Period, any amounts required to be withdrawn by the Trustee from the Interest Coverage Account for distribution on the Certificates.

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 41.60% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions from the related loan group on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches a 28.10% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 16.60% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 13.60% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates until it reaches a 10.60% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates until it reaches a 7.60% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then to the Class M-6 Certificates until it reaches a 5.10% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Transaction Overview

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 * Applicable Margin
Class M Certificates	1.5 * Applicable Margin

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: With respect to a Distribution Date on or after the Stepdown Date, a Delinquency Trigger Event exists if the quotient (expressed as a percentage) of (x) the principal balance of mortgage loans 60 days Delinquent or more (including mortgage loans in bankruptcy, foreclosure or REO) and (y) the principal balance of the mortgage loans, as of the last day of the related Due Period, exceeds 39.50% of the Credit Enhancement Percentage for the prior Distribution Date.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
January 2007 through December 2007	3.25%
January 2008 through December 2008	5.25%
January 2009 through December 2009	6.75%
January 2010 through December 2010	7.50%
January 2011 and thereafter	7.75%

Transaction Overview

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class A-2 or Class M Certificates.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate caps (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

Once the balance in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation - REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3	A- / A3 / A-
M-4	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / NR

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.

DESCRIPTION OF THE TOTAL COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		3,076	
Aggregate Current Principal Balance		$562,500,067	$59,830 - $708,545
Average Current Principal Balance		$182,867	
Aggregate Original Principal Balance		$563,326,270	$60,000 - $712,500
Average Original Principal Balance		$183,136	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		7.329%	5.200% - 12.700%
Wtd. Avg. Original Term (months)		357	180 - 360
Wtd. Avg. Remaining Term (months)		355	174 - 359
Margin (ARM Loans Only)		6.364%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.421%	11.200% - 18.600%
Minimum Interest Rate (ARM Loans Only)		7.421%	5.200% - 12.600%
Wtd. Avg. Original LTV		83.65%	15.74% - 95.00%
Wtd. Avg. Borrower FICO		619	500 - 799
Geographic Distribution (Top 5)	CA	34.07%	
	FL	10.01%	
	NY	7.99%	
	IL	7.28%	
	NJ	3.66%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	1,584	$294,505,967.13	52.36
3 year Fixed/Adjustable Rate	542	99,246,901.15	17.64
Fixed Rate	950	168,747,198.67	30.00
Total:	**3,076**	**$562,500,066.95**	**100.00**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	666	$53,614,629.00	9.52
100,000.01 - 150,000.00	804	100,278,625.00	17.80
150,000.01 - 200,000.00	564	97,884,479.00	17.38
200,000.01 - 250,000.00	366	81,605,691.00	14.49
250,000.01 - 300,000.00	255	69,913,207.00	12.41
300,000.01 - 350,000.00	173	55,970,205.00	9.94
350,000.01 - 400,000.00	117	43,756,490.00	7.77
400,000.01 - 450,000.00	69	29,365,074.00	5.21
450,000.01 - 500,000.00	54	26,261,870.00	4.66
500,000.01 - 550,000.00	4	2,076,500.00	0.37
550,000.01 - 600,000.00	1	572,000.00	0.10
600,000.01 - 650,000.00	1	640,000.00	0.11
650,000.01 - 700,000.00	1	675,000.00	0.12
700,000.01 - 750,000.00	1	712,500.00	0.13
Total:	**3,076**	**$563,326,270.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	668	$53,741,379.26	9.55
100,000.01 - 150,000.00	805	100,400,531.85	17.85
150,000.01 - 200,000.00	562	97,497,533.88	17.33
200,000.01 - 250,000.00	365	81,294,905.35	14.45
250,000.01 - 300,000.00	257	70,399,982.01	12.52
300,000.01 - 350,000.00	173	55,975,446.35	9.95
350,000.01 - 400,000.00	115	42,994,006.62	7.64
400,000.01 - 450,000.00	69	29,315,437.99	5.21
450,000.01 - 500,000.00	54	26,224,197.26	4.66
500,000.01 - 550,000.00	4	2,071,234.07	0.37
550,000.01 - 600,000.00	1	567,161.07	0.10
600,000.01 - 650,000.00	1	638,004.72	0.11
650,000.01 - 700,000.00	1	671,701.75	0.12
700,000.01 - 750,000.00	1	708,544.77	0.13
Total:	**3,076**	**$562,500,066.95**	**100.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	55	$7,251,722.06	1.29
181 - 240	35	4,946,800.23	0.88
301 - 360	2,986	550,301,544.66	97.83
Total:	**3,076**	**$562,500,066.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	71	$17,241,193.12	3.07
5.500 - 5.999	152	38,896,309.90	6.91
6.000 - 6.499	236	57,641,674.46	10.25
6.500 - 6.999	524	107,947,308.56	19.19
7.000 - 7.499	527	99,007,697.40	17.60
7.500 - 7.999	622	104,764,620.26	18.62
8.000 - 8.499	381	60,384,104.59	10.73
8.500 - 8.999	321	45,698,958.21	8.12
9.000 - 9.499	132	17,210,158.10	3.06
9.500 - 9.999	66	7,860,247.84	1.40
10.000 - 10.499	18	2,246,816.02	0.40
10.500 - 10.999	10	1,291,036.90	0.23
11.000 - 11.499	5	727,460.81	0.13
11.500 - 11.999	6	1,024,842.77	0.18
12.000 - 12.499	1	66,981.03	0.01
12.500 - 12.999	4	490,656.98	0.09
Total:	**3,076**	**$562,500,066.95**	**100.00**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	8	$1,357,008.09	0.24
30.01 - 35.00	7	924,710.97	0.16
35.01 - 40.00	16	2,472,553.01	0.44
40.01 - 45.00	16	2,549,415.38	0.45
45.01 - 50.00	15	2,099,512.10	0.37
50.01 - 55.00	45	7,566,947.82	1.35
55.01 - 60.00	62	12,589,868.61	2.24
60.01 - 65.00	96	18,311,655.09	3.26
65.01 - 70.00	116	22,143,731.61	3.94
70.01 - 75.00	243	45,356,745.01	8.06
75.01 - 80.00	459	83,771,009.73	14.89
80.01 - 85.00	386	69,653,935.13	12.38
85.01 - 90.00	910	160,302,332.22	28.50
90.01 - 95.00	697	133,400,642.18	23.72
Total:	**3,076**	**$562,500,066.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	107	$17,812,044.86	3.17
520 - 539	186	29,384,262.68	5.22
540 - 559	273	46,006,344.70	8.18
560 - 579	305	49,120,836.66	8.73
580 - 599	330	58,513,208.54	10.40
600 - 619	486	87,130,035.53	15.49
620 - 639	466	89,191,471.61	15.86
640 - 659	320	61,034,413.99	10.85
660 - 679	199	39,258,435.55	6.98
680 - 699	167	33,295,428.67	5.92
700 - 719	104	21,844,719.66	3.88
720 - 739	49	10,907,383.48	1.94
740 - 759	42	9,707,228.03	1.73
760 - 779	25	5,105,103.27	0.91
780 - 799	17	4,189,149.72	0.74
Total:	**3,076**	**$562,500,066.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	760	$191,644,651.63	34.07
Florida	386	56,317,483.88	10.01
New York	170	44,928,542.30	7.99
Illinois	237	40,955,996.45	7.28
New Jersey	97	20,597,995.09	3.66
Arizona	150	18,363,803.50	3.26
Texas	119	15,158,897.90	2.69
Massachusetts	61	14,410,343.74	2.56
Minnesota	70	14,024,813.25	2.49
Washington	71	13,591,417.50	2.42
Maryland	68	13,387,043.71	2.38
Ohio	117	10,808,020.24	1.92
Michigan	86	10,337,952.35	1.84
Connecticut	45	8,637,120.89	1.54
Colorado	47	8,466,761.57	1.51
Nevada	50	8,229,101.45	1.46
Georgia	49	7,764,937.11	1.38
Hawaii	27	7,733,571.32	1.37
Pennsylvania	55	6,824,714.01	1.21
Missouri	61	6,661,801.38	1.18
Utah	39	6,324,634.95	1.12
Oregon	36	4,951,476.42	0.88
Tennessee	34	3,872,572.75	0.69
Wisconsin	33	3,779,593.72	0.67
Other	208	24,726,819.84	4.40
Total:	**3,076**	**$562,500,066.95**	**100.00**

Occupancy Status (1)

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	2,756	$517,544,025.06	92.01
Non-Owner Occupied	297	40,268,694.38	7.16
Second Home	23	4,687,347.51	0.83
Total:	**3,076**	**$562,500,066.95**	**100.00**

(1) Based on mortgagor representation at origination.

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	2,016	$353,248,556.93	62.80
Stated Documentation	918	179,399,357.80	31.89
Limited Documentation	142	29,852,152.22	5.31
Total:	**3,076**	**$562,500,066.95**	**100.00**

Loan Purpose

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	2,087	$390,215,664.59	69.37
Rate/Term Refinance (2)	202	33,613,060.64	5.98
Purchase	787	138,671,341.72	24.65
Total:	**3,076**	**$562,500,066.95**	**100.00**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.
(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	2,132	$387,620,482.21	68.91
II	257	46,441,978.60	8.26
III	240	40,313,741.55	7.17
IV	165	28,998,713.70	5.16
V	88	15,532,738.90	2.76
VI	23	3,954,688.77	0.70
A	137	32,103,034.67	5.71
A-	8	1,261,760.03	0.22
B	6	1,251,494.95	0.22
C	5	1,087,820.86	0.19
C-	15	3,933,612.71	0.70
Total:	**3,076**	**$562,500,066.95**	**100.00**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	2,419	$438,364,642.88	77.93
2-4 Family Residence	233	49,103,442.21	8.73
PUD Detached	201	39,230,058.80	6.97
Condominium	188	31,680,408.85	5.63
Manufactured/Mobile Home	23	2,224,796.81	0.40
PUD Attached	10	1,682,565.22	0.30
Single Family Attached	2	214,152.18	0.04
Total:	**3,076**	**$562,500,066.95**	**100.00**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	812	$144,906,452.45	25.76
12	144	34,736,679.00	6.18
24	1,072	195,022,987.22	34.67
36	1,048	187,833,948.28	33.39
Total:	**3,076**	**$562,500,066.95**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	25	$6,273,998.32	1.59
11.500 - 11.999	87	21,002,351.59	5.33
12.000 - 12.499	142	34,652,412.05	8.80
12.500 - 12.999	367	78,425,493.38	19.92
13.000 - 13.499	398	74,654,372.26	18.96
13.500 - 13.999	445	76,705,953.73	19.48
14.000 - 14.499	278	46,400,607.42	11.78
14.500 - 14.999	221	32,965,382.75	8.37
15.000 - 15.499	90	12,617,504.02	3.20
15.500 - 15.999	41	5,348,461.54	1.36
16.000 - 16.499	12	1,662,907.76	0.42
16.500 - 16.999	7	1,057,596.34	0.27
17.000 - 17.499	4	639,940.37	0.16
17.500 - 17.999	5	931,013.80	0.24
18.000 - 18.499	1	66,981.03	0.02
18.500 - 18.999	3	347,891.92	0.09
Total:	**2,126**	**$393,752,868.28**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	25	$6,273,998.32	1.59
5.500 - 5.999	87	21,002,351.59	5.33
6.000 - 6.499	142	34,652,412.05	8.80
6.500 - 6.999	367	78,425,493.38	19.92
7.000 - 7.499	398	74,654,372.26	18.96
7.500 - 7.999	445	76,705,953.73	19.48
8.000 - 8.499	278	46,400,607.42	11.78
8.500 - 8.999	221	32,965,382.75	8.37
9.000 - 9.499	90	12,617,504.02	3.20
9.500 - 9.999	41	5,348,461.54	1.36
10.000 - 10.499	12	1,662,907.76	0.42
10.500 - 10.999	7	1,057,596.34	0.27
11.000 - 11.499	4	639,940.37	0.16
11.500 - 11.999	5	931,013.80	0.24
12.000 - 12.499	1	66,981.03	0.02
12.500 - 12.999	3	347,891.92	0.09
Total:	**2,126**	**$393,752,868.28**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	91	$15,757,438.92	4.00
4.750 - 4.999	2	183,480.79	0.05
5.500 - 5.749	97	22,321,734.79	5.67
6.000 - 6.249	4	626,026.38	0.16
6.250 - 6.499	3	655,376.50	0.17
6.500 - 6.749	1,921	352,483,478.56	89.52
6.750 - 6.999	1	248,290.20	0.06
7.000 - 7.249	7	1,477,042.14	0.38
Total:	**2,126**	**$393,752,868.28**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jun-05	51	$8,610,437.06	2.19
Jul-05	71	15,067,899.13	3.83
Aug-05	22	4,181,533.51	1.06
Sep-05	58	11,088,894.03	2.82
Oct-05	264	52,979,723.54	13.46
Nov-05	1,118	202,577,479.86	51.45
Sep-06	17	2,984,468.59	0.76
Oct-06	90	17,706,599.00	4.50
Nov-06	435	78,555,833.56	19.95
Total:	**2,126**	**$393,752,868.28**	**100.00**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	2,126	$393,752,868.28	100.00
Total:	**2,126**	**$393,752,868.28**	**100.00**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	2,126	$393,752,868.28	100.00
Total:	**2,126**	**$393,752,868.28**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		2,024	
Aggregate Current Principal Balance		$365,624,537	$85,077 - $465,271
Average Current Principal Balance		$180,645	
Aggregate Original Principal Balance		$366,130,733	$85,500 - $465,800
Average Original Principal Balance		$180,895	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		7.347%	5.200% - 12.600%
Wtd. Avg. Original Term (months)		357	180 - 360
Wtd. Avg. Remaining Term (months)		355	175 - 359
Margin (ARM Loans Only)		6.363%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.413%	11.200% - 18.600%
Minimum Interest Rate (ARM Loans Only)		7.413%	5.200% - 12.600%
Wtd. Avg. Original LTV		84.08%	15.74% - 95.00%
Wtd. Avg. Borrower FICO		618	506 - 799
Geographic Distribution (Top 5)	CA	30.50%	
	FL	10.52%	
	IL	8.56%	
	NY	7.93%	
	NJ	3.97%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	1,090	$201,022,649.31	54.98
3 year Fixed/Adjustable Rate	414	73,196,119.41	20.02
Fixed Rate	520	91,405,768.38	25.00
Total:	**2,024**	**$365,624,537.10**	**100.00**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	88	$8,257,335.00	2.26
100,000.01 - 150,000.00	729	90,993,134.00	24.85
150,000.01 - 200,000.00	524	90,925,086.00	24.83
200,000.01 - 250,000.00	334	74,410,121.00	20.32
250,000.01 - 300,000.00	238	65,220,157.00	17.81
300,000.01 - 350,000.00	95	29,942,200.00	8.18
350,000.01 - 400,000.00	10	3,796,300.00	1.04
400,000.01 - 450,000.00	4	1,659,850.00	0.45
450,000.01 - 500,000.00	2	926,550.00	0.25
Total:	**2,024**	**$366,130,733.00**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	89	$8,343,277.33	2.28
100,000.01 - 150,000.00	731	91,228,168.69	24.95
150,000.01 - 200,000.00	522	90,550,128.56	24.77
200,000.01 - 250,000.00	333	74,110,617.04	20.27
250,000.01 - 300,000.00	240	65,715,707.06	17.97
300,000.01 - 350,000.00	94	29,654,330.18	8.11
350,000.01 - 400,000.00	9	3,439,973.35	0.94
400,000.01 - 450,000.00	4	1,656,639.41	0.45
450,000.01 - 500,000.00	2	925,695.48	0.25
Total:	**2,024**	**$365,624,537.10**	**100.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	25	$3,865,182.34	1.06
181 - 240	22	3,125,916.92	0.85
301 - 360	1,977	358,633,437.84	98.09
Total:	**2,024**	**$365,624,537.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	47	$9,889,870.34	2.70
5.500 - 5.999	106	22,600,066.08	6.18
6.000 - 6.499	161	33,468,878.39	9.15
6.500 - 6.999	363	69,976,271.04	19.14
7.000 - 7.499	381	68,775,867.26	18.81
7.500 - 7.999	438	75,048,192.76	20.53
8.000 - 8.499	231	39,053,555.93	10.68
8.500 - 8.999	177	29,216,697.57	7.99
9.000 - 9.499	67	9,478,888.42	2.59
9.500 - 9.999	29	4,250,079.77	1.16
10.000 - 10.499	10	1,628,975.69	0.45
10.500 - 10.999	6	995,929.41	0.27
11.000 - 11.499	4	639,940.37	0.18
11.500 - 11.999	3	466,357.86	0.13
12.500 - 12.999	1	134,966.21	0.04
Total:	**2,024**	**$365,624,537.10**	**100.00**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	6	$974,747.59	0.27
30.01 - 35.00	5	645,790.10	0.18
35.01 - 40.00	8	1,301,442.37	0.36
40.01 - 45.00	5	976,492.37	0.27
45.01 - 50.00	10	1,583,723.17	0.43
50.01 - 55.00	28	5,068,369.93	1.39
55.01 - 60.00	34	6,109,562.48	1.67
60.01 - 65.00	65	12,467,164.53	3.41
65.01 - 70.00	81	14,531,163.25	3.97
70.01 - 75.00	161	27,692,705.72	7.57
75.01 - 80.00	268	50,195,671.86	13.73
80.01 - 85.00	274	49,148,656.15	13.44
85.01 - 90.00	575	103,299,676.63	28.25
90.01 - 95.00	504	91,629,370.95	25.06
Total:	**2,024**	**$365,624,537.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	44	$7,595,859.62	2.08
520 - 539	128	21,800,846.89	5.96
540 - 559	175	30,587,479.79	8.37
560 - 579	204	34,239,351.19	9.36
580 - 599	213	38,794,219.55	10.61
600 - 619	330	59,684,993.37	16.32
620 - 639	321	58,462,471.65	15.99
640 - 659	209	37,416,344.79	10.23
660 - 679	139	27,543,565.85	7.53
680 - 699	106	19,399,426.20	5.31
700 - 719	67	12,923,546.33	3.53
720 - 739	33	6,247,691.00	1.71
740 - 759	28	5,752,600.13	1.57
760 - 779	16	2,935,795.02	0.80
780 - 799	11	2,240,345.72	0.61
Total:	**2,024**	**$365,624,537.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	522	$111,513,754.83	30.50
Florida	259	38,455,887.63	10.52
Illinois	183	31,301,570.52	8.56
New York	122	28,978,738.12	7.93
New Jersey	74	14,498,228.08	3.97
Arizona	93	12,704,184.45	3.47
Washington	62	11,376,003.91	3.11
Minnesota	56	10,948,394.29	2.99
Massachusetts	44	9,639,380.61	2.64
Maryland	47	8,681,954.11	2.37
Texas	59	8,460,907.14	2.31
Colorado	41	7,259,163.41	1.99
Nevada	42	6,719,817.35	1.84
Georgia	41	6,463,643.11	1.77
Michigan	40	5,783,868.25	1.58
Hawaii	19	5,565,732.21	1.52
Utah	34	5,528,358.76	1.51
Pennsylvania	33	5,030,712.11	1.38
Oregon	28	4,270,982.38	1.17
Ohio	34	4,263,392.95	1.17
Connecticut	25	4,049,272.92	1.11
Missouri	23	3,353,755.92	0.92
Rhode Island	19	2,982,455.59	0.82
Wisconsin	17	2,547,656.05	0.70
Other	107	15,246,722.40	4.17
Total:	**2,024**	**$365,624,537.10**	**100.00**

Occupancy Status (1)

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	1,846	$336,969,128.52	92.16
Non-Owner Occupied	162	25,407,768.47	6.95
Second Home	16	3,247,640.11	0.89
Total:	**2,024**	**$365,624,537.10**	**100.00**

(1) Based on mortgagor representation at origination.

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	1,308	$232,789,727.50	63.67
Stated Documentation	628	115,238,213.37	31.52
Limited Documentation	88	17,596,596.23	4.81
Total:	**2,024**	**$365,624,537.10**	**100.00**

Loan Purpose

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	1,407	$257,620,199.17	70.46
Rate/Term Refinance (2)	122	20,080,131.59	5.49
Purchase	495	87,924,206.34	24.05
Total:	**2,024**	**$365,624,537.10**	**100.00**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.
(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	1,376	$248,360,393.99	67.93
II	176	31,936,839.42	8.73
III	157	27,228,822.73	7.45
IV	119	20,337,668.11	5.56
V	54	9,619,982.41	2.63
VI	17	3,053,491.81	0.84
A	100	20,366,226.31	5.57
A-	6	945,844.49	0.26
B	6	1,251,494.95	0.34
C	3	501,269.32	0.14
C-	10	2,022,503.56	0.55
Total:	**2,024**	**$365,624,537.10**	**100.00**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	1,567	$278,893,092.17	76.28
2-4 Family Residence	167	37,159,811.89	10.16
PUD Detached	140	25,426,906.96	6.95
Condominium	128	21,287,918.56	5.82
Manufactured/Mobile Home	13	1,550,706.34	0.42
PUD Attached	8	1,176,683.77	0.32
Single Family Attached	1	129,417.41	0.04
Total:	**2,024**	**$365,624,537.10**	**100.00**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	572	$103,273,702.50	28.25
12	101	21,612,978.82	5.91
24	713	128,517,843.83	35.15
36	638	112,220,011.95	30.69
Total:	**2,024**	**$365,624,537.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	20	$4,598,301.14	1.68
11.500 - 11.999	68	14,591,522.79	5.32
12.000 - 12.499	103	21,694,323.00	7.91
12.500 - 12.999	275	54,000,832.60	19.69
13.000 - 13.499	304	54,959,140.57	20.04
13.500 - 13.999	327	55,983,033.46	20.42
14.000 - 14.499	181	31,769,755.15	11.59
14.500 - 14.999	136	23,015,386.87	8.39
15.000 - 15.499	49	7,075,251.61	2.58
15.500 - 15.999	20	3,030,965.16	1.11
16.000 - 16.499	8	1,363,333.26	0.50
16.500 - 16.999	5	895,658.67	0.33
17.000 - 17.499	4	639,940.37	0.23
17.500 - 17.999	3	466,357.86	0.17
18.500 - 18.999	1	134,966.21	0.05
Total:	**1,504**	**$274,218,768.72**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	20	$4,598,301.14	1.68
5.500 - 5.999	68	14,591,522.79	5.32
6.000 - 6.499	103	21,694,323.00	7.91
6.500 - 6.999	275	54,000,832.60	19.69
7.000 - 7.499	304	54,959,140.57	20.04
7.500 - 7.999	327	55,983,033.46	20.42
8.000 - 8.499	181	31,769,755.15	11.59
8.500 - 8.999	136	23,015,386.87	8.39
9.000 - 9.499	49	7,075,251.61	2.58
9.500 - 9.999	20	3,030,965.16	1.11
10.000 - 10.499	8	1,363,333.26	0.50
10.500 - 10.999	5	895,658.67	0.33
11.000 - 11.499	4	639,940.37	0.23
11.500 - 11.999	3	466,357.86	0.17
12.500 - 12.999	1	134,966.21	0.05
Total:	**1,504**	**$274,218,768.72**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	64	$11,371,145.77	4.15
4.750 - 4.999	1	111,551.79	0.04
5.500 - 5.749	76	15,156,968.80	5.53
6.000 - 6.249	2	229,479.10	0.08
6.250 - 6.499	1	239,816.46	0.09
6.500 - 6.749	1,354	245,971,026.00	89.70
6.750 - 6.999	1	248,290.20	0.09
7.000 - 7.249	5	890,490.60	0.32
Total:	**1,504**	**$274,218,768.72**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jun-05	32	$5,573,177.06	2.03
Jul-05	45	8,333,383.96	3.04
Aug-05	16	3,452,638.26	1.26
Sep-05	43	7,871,694.19	2.87
Oct-05	192	36,038,035.33	13.14
Nov-05	762	139,753,720.51	50.96
Sep-06	15	2,804,849.41	1.02
Oct-06	73	13,078,934.67	4.77
Nov-06	326	57,312,335.33	20.90
Total:	**1,504**	**$274,218,768.72**	**100.00**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	1,504	$274,218,768.72	100.00
Total:	**1,504**	**$274,218,768.72**	**100.00**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	1,504	$274,218,768.72	100.00
Total:	**1,504**	**$274,218,768.72**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		1,052	
Aggregate Current Principal Balance		$196,875,530	$59,830 - $708,545
Average Current Principal Balance		$187,144	
Aggregate Original Principal Balance		$197,195,537	$60,000 - $712,500
Average Original Principal Balance		$187,448	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		7.298%	5.200% - 12.700%
Wtd. Avg. Original Term (months)		356	180 - 360
Wtd. Avg. Remaining Term (months)		354	174 - 359
Margin (ARM Loans Only)		6.367%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.440%	11.200% - 18.600%
Minimum Interest Rate (ARM Loans Only)		7.440%	5.200% - 12.600%
Wtd. Avg. Original LTV		82.84%	29.40% - 95.00%
Wtd. Avg. Borrower FICO		622	500 - 797
Geographic Distribution (Top 5)	CA	40.70%	
	FL	9.07%	
	NY	8.10%	
	IL	4.90%	
	TX	3.40%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	494	$93,483,317.82	47.48
3 year Fixed/Adjustable Rate	128	26,050,781.74	13.23
Fixed Rate	430	77,341,430.29	39.28
Total:	**1,052**	**$196,875,529.85**	**100.00**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	578	$45,357,294.00	23.00
100,000.01 - 150,000.00	75	9,285,491.00	4.71
150,000.01 - 200,000.00	40	6,959,393.00	3.53
200,000.01 - 250,000.00	32	7,195,570.00	3.65
250,000.01 - 300,000.00	17	4,693,050.00	2.38
300,000.01 - 350,000.00	78	26,028,005.00	13.20
350,000.01 - 400,000.00	107	39,960,190.00	20.26
400,000.01 - 450,000.00	65	27,705,224.00	14.05
450,000.01 - 500,000.00	52	25,335,320.00	12.85
500,000.01 - 550,000.00	4	2,076,500.00	1.05
550,000.01 - 600,000.00	1	572,000.00	0.29
600,000.01 - 650,000.00	1	640,000.00	0.32
650,000.01 - 700,000.00	1	675,000.00	0.34
700,000.01 - 750,000.00	1	712,500.00	0.36
Total:	**1,052**	**$197,195,537.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	579	$45,398,101.93	23.06
100,000.01 - 150,000.00	74	9,172,363.16	4.66
150,000.01 - 200,000.00	40	6,947,405.32	3.53
200,000.01 - 250,000.00	32	7,184,288.31	3.65
250,000.01 - 300,000.00	17	4,684,274.95	2.38
300,000.01 - 350,000.00	79	26,321,116.17	13.37
350,000.01 - 400,000.00	106	39,554,033.27	20.09
400,000.01 - 450,000.00	65	27,658,798.58	14.05
450,000.01 - 500,000.00	52	25,298,501.78	12.85
500,000.01 - 550,000.00	4	2,071,234.07	1.05
550,000.01 - 600,000.00	1	567,161.07	0.29
600,000.01 - 650,000.00	1	638,004.72	0.32
650,000.01 - 700,000.00	1	671,701.75	0.34
700,000.01 - 750,000.00	1	708,544.77	0.36
Total:	**1,052**	**$196,875,529.85**	**100.00**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	30	$3,386,539.72	1.72
181 - 240	13	1,820,883.31	0.92
301 - 360	1,009	191,668,106.82	97.35
Total:	**1,052**	**$196,875,529.85**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	24	$7,351,322.78	3.73
5.500 - 5.999	46	16,296,243.82	8.28
6.000 - 6.499	75	24,172,796.07	12.28
6.500 - 6.999	161	37,971,037.52	19.29
7.000 - 7.499	146	30,231,830.14	15.36
7.500 - 7.999	184	29,716,427.50	15.09
8.000 - 8.499	150	21,330,548.66	10.83
8.500 - 8.999	144	16,482,260.64	8.37
9.000 - 9.499	65	7,731,269.68	3.93
9.500 - 9.999	37	3,610,168.07	1.83
10.000 - 10.499	8	617,840.33	0.31
10.500 - 10.999	4	295,107.49	0.15
11.000 - 11.499	1	87,520.44	0.04
11.500 - 11.999	3	558,484.91	0.28
12.000 - 12.499	1	66,981.03	0.03
12.500 - 12.999	3	355,690.77	0.18
Total:	**1,052**	**$196,875,529.85**	**100.00**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	2	$382,260.50	0.19
30.01 - 35.00	2	278,920.87	0.14
35.01 - 40.00	8	1,171,110.64	0.59
40.01 - 45.00	11	1,572,923.01	0.80
45.01 - 50.00	5	515,788.93	0.26
50.01 - 55.00	17	2,498,577.89	1.27
55.01 - 60.00	28	6,480,306.13	3.29
60.01 - 65.00	31	5,844,490.56	2.97
65.01 - 70.00	35	7,612,568.36	3.87
70.01 - 75.00	82	17,664,039.29	8.97
75.01 - 80.00	191	33,575,337.87	17.05
80.01 - 85.00	112	20,505,278.98	10.42
85.01 - 90.00	335	57,002,655.59	28.95
90.01 - 95.00	193	41,771,271.23	21.22
Total:	**1,052**	**$196,875,529.85**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	63	$10,216,185.24	5.19
520 - 539	58	7,583,415.79	3.85
540 - 559	98	15,418,864.91	7.83
560 - 579	101	14,881,485.47	7.56
580 - 599	117	19,718,988.99	10.02
600 - 619	156	27,445,042.16	13.94
620 - 639	145	30,728,999.96	15.61
640 - 659	111	23,618,069.20	12.00
660 - 679	60	11,714,869.70	5.95
680 - 699	61	13,896,002.47	7.06
700 - 719	37	8,921,173.33	4.53
720 - 739	16	4,659,692.48	2.37
740 - 759	14	3,954,627.90	2.01
760 - 779	9	2,169,308.25	1.10
780 - 799	6	1,948,804.00	0.99
Total:	**1,052**	**$196,875,529.85**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	238	$80,130,896.80	40.70
Florida	127	17,861,596.25	9.07
New York	48	15,949,804.18	8.10
Illinois	54	9,654,425.93	4.90
Texas	60	6,697,990.76	3.40
Ohio	83	6,544,627.29	3.32
New Jersey	23	6,099,767.01	3.10
Arizona	57	5,659,619.05	2.87
Massachusetts	17	4,770,963.13	2.42
Maryland	21	4,705,089.60	2.39
Connecticut	20	4,587,847.97	2.33
Michigan	46	4,554,084.10	2.31
Missouri	38	3,308,045.46	1.68
Minnesota	14	3,076,418.96	1.56
Tennessee	24	2,267,510.27	1.15
Washington	9	2,215,413.59	1.13
Hawaii	8	2,167,839.11	1.10
Pennsylvania	22	1,794,001.90	0.91
Indiana	23	1,767,273.55	0.90
Nevada	8	1,509,284.10	0.77
Georgia	8	1,301,294.00	0.66
Wisconsin	16	1,231,937.67	0.63
Colorado	6	1,207,598.16	0.61
Alabama	8	895,487.90	0.45
Other	74	6,916,713.11	3.51
Total:	**1,052**	**$196,875,529.85**	**100.00**

Occupancy Status [1]

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	910	$180,574,896.54	91.72
Non-Owner Occupied	135	14,860,925.91	7.55
Second Home	7	1,439,707.40	0.73
Total:	**1,052**	**$196,875,529.85**	**100.00**

(1) Based on mortgagor representation at origination.

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	708	$120,458,829.43	61.19
Stated Documentation	290	64,161,144.43	32.59
Limited Documentation	54	12,255,555.99	6.23
Total:	**1,052**	**$196,875,529.85**	**100.00**

Loan Purpose

PROGRAM	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	680	$132,595,465.42	67.35
Rate/Term Refinance (2)	80	13,532,929.05	6.87
Purchase	292	50,747,135.38	25.78
Total:	**1,052**	**$196,875,529.85**	**100.00**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.
(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	756	$139,260,088.22	70.74
II	81	14,505,139.18	7.37
III	83	13,084,918.82	6.65
IV	46	8,661,045.59	4.40
V	34	5,912,756.49	3.00
VI	6	901,196.96	0.46
A	37	11,736,808.36	5.96
A-	2	315,915.54	0.16
C	2	586,551.54	0.30
C-	5	1,911,109.15	0.97
Total:	**1,052**	**$196,875,529.85**	**100.00**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	852	$159,471,550.71	81.00
PUD Detached	61	13,803,151.84	7.01
2-4 Family Residence	66	11,943,630.32	6.07
Condominium	60	10,392,490.29	5.28
Manufactured/Mobile Home	10	674,090.47	0.34
PUD Attached	2	505,881.45	0.26
Single Family Attached	1	84,734.77	0.04
Total:	**1,052**	**$196,875,529.85**	**100.00**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	240	$41,632,749.95	21.15
12	43	13,123,700.18	6.67
24	359	66,505,143.39	33.78
36	410	75,613,936.33	38.41
Total:	**1,052**	**$196,875,529.85**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	5	$1,675,697.18	1.40
11.500 - 11.999	19	6,410,828.80	5.36
12.000 - 12.499	39	12,958,089.05	10.84
12.500 - 12.999	92	24,424,660.78	20.43
13.000 - 13.499	94	19,695,231.69	16.48
13.500 - 13.999	118	20,722,920.27	17.34
14.000 - 14.499	97	14,630,852.27	12.24
14.500 - 14.999	85	9,949,995.88	8.32
15.000 - 15.499	41	5,542,252.41	4.64
15.500 - 15.999	21	2,317,496.38	1.94
16.000 - 16.499	4	299,574.50	0.25
16.500 - 16.999	2	161,937.67	0.14
17.500 - 17.999	2	464,655.94	0.39
18.000 - 18.499	1	66,981.03	0.06
18.500 - 18.999	2	212,925.71	0.18
Total:	**622**	**$119,534,099.56**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	5	$1,675,697.18	1.40
5.500 - 5.999	19	6,410,828.80	5.36
6.000 - 6.499	39	12,958,089.05	10.84
6.500 - 6.999	92	24,424,660.78	20.43
7.000 - 7.499	94	19,695,231.69	16.48
7.500 - 7.999	118	20,722,920.27	17.34
8.000 - 8.499	97	14,630,852.27	12.24
8.500 - 8.999	85	9,949,995.88	8.32
9.000 - 9.499	41	5,542,252.41	4.64
9.500 - 9.999	21	2,317,496.38	1.94
10.000 - 10.499	4	299,574.50	0.25
10.500 - 10.999	2	161,937.67	0.14
11.500 - 11.999	2	464,655.94	0.39
12.000 - 12.499	1	66,981.03	0.06
12.500 - 12.999	2	212,925.71	0.18
Total:	**622**	**$119,534,099.56**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	27	$4,386,293.15	3.67
4.750 - 4.999	1	71,929.00	0.06
5.500 - 5.749	21	7,164,765.99	5.99
6.000 - 6.249	2	396,547.28	0.33
6.250 - 6.499	2	415,560.04	0.35
6.500 - 6.749	567	106,512,452.56	89.11
7.000 - 7.249	2	586,551.54	0.49
Total:	**622**	**$119,534,099.56**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jun-05	19	$3,037,260.00	2.54
Jul-05	26	6,734,515.17	5.63
Aug-05	6	728,895.25	0.61
Sep-05	15	3,217,199.84	2.69
Oct-05	72	16,941,688.21	14.17
Nov-05	356	62,823,759.35	52.56
Sep-06	2	179,619.18	0.15
Oct-06	17	4,627,664.33	3.87
Nov-06	109	21,243,498.23	17.77
Total:	**622**	**$119,534,099.56**	**100.00**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	622	$119,534,099.56	100.00
Total:	**622**	**$119,534,099.56**	**100.00**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	622	$119,534,099.56	100.00
Total:	**622**	**$119,534,099.56**	**100.00**

Sensitivity Analysis - To Optional Termination Date

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
A-2	Average Life (yrs)	18.30	5.18	**2.65**	1.48	1.01
	First Principal	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	5/25/2006
A-3	Average Life (yrs)	18.16	5.35	**2.78**	1.63	1.09
	First Principal	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	5/25/2006
M-1	Average Life (yrs)	26.20	10.25	**5.39**	4.80	3.61
	First Principal	9/25/2025	11/25/2008	**3/25/2007**	1/25/2008	5/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007
M-2	Average Life (yrs)	26.20	10.25	**5.35**	4.18	3.41
	First Principal	9/25/2025	11/25/2008	**2/25/2007**	6/25/2007	12/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007
M-3	Average Life (yrs)	26.20	10.25	**5.34**	4.00	3.13
	First Principal	9/25/2025	11/25/2008	**2/25/2007**	5/25/2007	10/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007
M-4	Average Life (yrs)	26.20	10.25	**5.34**	3.94	3.05
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	4/25/2007	9/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007
M-5	Average Life (yrs)	26.20	10.25	**5.33**	3.89	2.99
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	3/25/2007	8/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007
M-6	Average Life (yrs)	26.20	10.25	**5.33**	3.85	2.94
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	2/25/2007	7/25/2006
	Last Principal	8/25/2032	4/25/2019	**12/25/2011**	1/25/2009	7/25/2007

Sensitivity Analysis - To Maturity

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
A-2	Average Life (yrs)	18.35	5.51	**2.87**	1.62	1.01
	First Principal	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
	Last Principal	11/25/2033	6/25/2031	**10/25/2021**	8/25/2015	5/25/2006
A-3	Average Life (yrs)	18.21	5.72	**3.04**	1.80	1.09
	First Principal	1/25/2004	1/25/2004	**1/25/2004**	1/25/2004	1/25/2004
	Last Principal	11/25/2033	10/25/2031	**8/25/2022**	5/25/2016	5/25/2006
M-1	Average Life (yrs)	26.33	11.15	**5.98**	5.24	5.15
	First Principal	9/25/2025	11/25/2008	**3/25/2007**	1/25/2008	5/25/2006
	Last Principal	10/25/2033	8/25/2029	**8/25/2019**	3/25/2014	6/25/2012
M-2	Average Life (yrs)	26.33	11.08	**5.88**	4.53	3.66
	First Principal	9/25/2025	11/25/2008	**2/25/2007**	6/25/2007	12/25/2006
	Last Principal	9/25/2033	12/25/2027	**11/25/2017**	12/25/2012	4/25/2010
M-3	Average Life (yrs)	26.32	10.99	**5.80**	4.30	3.34
	First Principal	9/25/2025	11/25/2008	**2/25/2007**	5/25/2007	10/25/2006
	Last Principal	7/25/2033	9/25/2025	**1/25/2016**	10/25/2011	6/25/2009
M-4	Average Life (yrs)	26.31	10.91	**5.74**	4.20	3.24
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	4/25/2007	9/25/2006
	Last Principal	6/25/2033	10/25/2024	**5/25/2015**	4/25/2011	2/25/2009
M-5	Average Life (yrs)	26.30	10.76	**5.63**	4.09	3.13
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	3/25/2007	8/25/2006
	Last Principal	4/25/2033	7/25/2023	**7/25/2014**	9/25/2010	9/25/2008
M-6	Average Life (yrs)	26.25	10.49	**5.47**	3.94	3.00
	First Principal	9/25/2025	11/25/2008	**1/25/2007**	2/25/2007	7/25/2006
	Last Principal	1/25/2033	9/25/2021	**5/25/2013**	12/25/2009	3/25/2008

Interest Rate Cap Schedule For Class A-2 Certificates

PERIOD	CLASS A-2 NOTIONAL SCHEDULE ($)	CAP STRIKE%	CAP CEILING%	PERIOD	CLASS A-2 NOTIONAL SCHEDULE ($)	CAP STRIKE%	CAP CEILING%
1	38,610,000	N/A	N/A	21	20,110,952	6.11	8.75
2	37,824,082	6.12	8.75	22	19,366,083	6.33	8.75
3	36,790,287	6.58	8.75	23	18,639,694	6.75	8.75
4	35,760,665	6.12	8.75	24	17,933,882	7.10	8.75
5	34,734,621	6.34	8.75	25	17,245,946	6.85	8.75
6	33,711,685	6.12	8.75	26	16,574,995	7.11	8.75
7	32,691,512	6.34	8.75	27	15,921,554	7.92	8.75
8	31,673,883	6.12	8.75	28	15,284,216	7.10	8.75
9	30,658,892	6.12	8.75	29	14,662,579	7.68	8.75
10	29,663,337	6.34	8.75	30	14,057,124	7.46	8.75
11	28,686,833	6.12	8.75	31	13,466,706	7.73	8.75
12	27,728,918	6.34	8.75	32	12,890,800	7.58	8.75
13	26,794,822	6.12	8.75	33	12,329,369	7.58	8.75
14	25,883,949	6.11	8.75	34	11,781,724	7.84	8.75
15	24,995,716	6.82	8.75	35	11,247,523	7.89	8.75
16	24,129,555	6.11	8.75	36	10,727,078	8.48	8.75
17	23,284,913	6.33	8.75	37	10,220,331	8.19	8.75
18	22,461,251	6.11	8.75	38	10,220,331	8.40	8.75
19	21,658,043	6.33	8.75	39	10,220,331	8.75	8.75
20	20,874,776	6.11	8.75	40	10,220,331	8.39	8.75

Interest Rate Cap Schedule For Class A-3 Certificates

PERIOD	CLASS A-3 NOTIONAL SCHEDULE ($)	CAP STRIKE%	CAP CEILING%	PERIOD	CLASS A-3 NOTIONAL SCHEDULE ($)	CAP STRIKE%	CAP CEILING%
1	207,900,000	N/A	N/A	26	94,516,638	6.99	8.86
2	204,222,522	6.18	8.86	27	91,031,820	7.78	8.86
3	199,366,420	6.64	8.86	28	87,629,334	6.99	8.86
4	194,442,154	6.18	8.86	29	84,307,205	7.50	8.86
5	189,447,531	6.40	8.86	30	81,067,560	7.29	8.86
6	184,381,341	6.18	8.86	31	77,904,965	7.54	8.86
7	179,243,373	6.40	8.86	32	74,816,868	7.38	8.86
8	174,035,863	6.18	8.86	33	71,802,994	7.38	8.86
9	168,783,036	6.18	8.86	34	68,860,027	7.63	8.86
10	163,607,307	6.39	8.86	35	65,986,275	7.62	8.86
11	158,506,842	6.17	8.86	36	63,183,094	8.10	8.86
12	153,479,995	6.39	8.86	37	60,449,168	7.82	8.86
13	148,573,207	6.17	8.86	38	60,449,168	7.97	8.86
14	143,783,566	6.17	8.86	39	60,449,168	8.86	8.86
15	139,108,236	6.87	8.86	40	60,449,168	7.96	8.86
16	134,544,446	6.17	8.86	41	60,449,168	8.49	8.86
17	130,089,496	6.39	8.86	42	59,755,240	8.32	8.86
18	125,740,752	6.17	8.86	43	58,373,258	8.60	8.86
19	121,495,643	6.39	8.86	44	57,023,519	8.43	8.86
20	117,351,664	6.17	8.86	45	55,705,938	8.43	8.86
21	113,306,369	6.17	8.86	46	54,419,059	8.71	8.86
22	109,357,373	6.39	8.86	47	53,162,158	8.66	8.86
23	105,502,349	6.70	8.86	48	51,935,504	8.86	8.86
24	101,750,941	7.03	8.86	49	50,737,992	8.76	8.86
25	98,090,458	6.78	8.86				

Interest Rate Cap Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%	Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	136,875,000	N/A	N/A	50	85,036,813	7.99	9.18
2	136,875,000	4.79	9.18	51	83,021,055	8.66	9.18
3	136,875,000	5.24	9.18	52	81,053,424	7.97	9.18
4	136,875,000	4.78	9.18	53	79,132,758	8.29	9.18
5	136,875,000	5.00	9.18	54	77,257,921	8.06	9.18
6	136,875,000	4.78	9.18	55	75,428,602	8.38	9.18
7	136,875,000	5.00	9.18	56	73,642,890	8.08	9.18
8	136,875,000	4.78	9.18	57	71,899,990	8.07	9.18
9	136,875,000	4.78	9.18	58	70,198,605	8.39	9.18
10	136,875,000	5.00	9.18	59	68,537,736	8.05	9.18
11	136,875,000	4.78	9.18	60	66,916,405	8.48	9.18
12	136,875,000	5.00	9.18	61	65,334,260	8.14	9.18
13	136,875,000	4.78	9.18	62	63,789,745	8.17	9.18
14	136,875,000	4.78	9.18	63	62,282,149	9.18	9.18
15	136,875,000	5.48	9.18	64	60,810,384	8.15	9.18
16	136,875,000	4.78	9.18	65	59,373,588	8.47	9.18
17	136,875,000	4.99	9.18	66	57,970,923	8.13	9.18
18	136,875,000	4.77	9.18	67	56,601,566	8.45	9.18
19	136,875,000	4.99	9.18	68	55,264,718	8.11	9.18
20	136,875,000	4.77	9.18	69	53,959,598	8.10	9.18
21	136,875,000	4.77	9.18	70	52,685,445	8.42	9.18
22	136,875,000	4.99	9.18	71	51,441,515	8.08	9.18
23	136,875,000	5.38	9.18	72	50,227,083	8.40	9.18
24	136,875,000	5.72	9.18	73	49,041,442	8.06	9.18
25	136,875,000	5.47	9.18	74	47,883,901	8.05	9.18
26	136,875,000	5.71	9.18	75	46,753,788	9.09	9.18
27	136,875,000	6.51	9.18	76	45,650,444	8.03	9.18
28	136,875,000	5.70	9.18	77	44,573,229	8.35	9.18
29	136,875,000	6.26	9.18	78	43,521,516	8.01	9.18
30	136,875,000	6.04	9.18	79	42,494,697	8.33	9.18
31	136,875,000	6.30	9.18	80	41,492,175	7.99	9.18
32	136,875,000	6.15	9.18	81	40,513,368	7.98	9.18
33	136,875,000	6.15	9.18	82	39,557,710	8.30	9.18
34	136,875,000	6.41	9.18	83	38,624,648	7.96	9.18
35	136,875,000	6.44	9.18	84	37,713,641	8.28	9.18
36	136,875,000	6.99	9.18	85	36,824,162	7.94	9.18
37	136,875,000	6.70	9.18	86	35,955,699	7.93	9.18
38	132,523,618	6.89	9.18	87	35,107,748	8.96	9.18
39	125,479,379	7.82	9.18	88	34,279,820	7.91	9.18
40	118,604,631	6.88	9.18	89	33,471,438	8.23	9.18
41	111,895,249	7.46	9.18	90	32,682,136	7.89	9.18
42	106,047,827	7.31	9.18	91	31,911,459	8.21	9.18
43	101,050,389	7.61	9.18	92	31,158,962	7.87	9.18
44	98,230,998	7.45	9.18	93	30,424,213	7.86	9.18
45	95,895,095	7.44	9.18	94	29,706,789	8.18	9.18
46	93,615,170	7.74	9.18	95	29,006,278	7.84	9.18
47	91,389,865	7.71	9.18	96	28,322,276	8.16	9.18
48	89,219,779	8.18	9.18				
49	87,102,999	7.85	9.18				

Net WAC Cap for Class A-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	-	-	33	6.68	9.25	65	6.94	10.67
2	6.62	9.25	34	6.90	9.25	66	6.71	10.32
3	7.08	9.25	35	6.68	9.25	67	6.93	10.65
4	6.62	9.25	36	6.94	9.25	68	6.71	10.30
5	6.84	9.25	37	6.72	9.25	69	6.71	10.29
6	6.62	9.25	38	6.73	9.25	70	6.93	10.62
7	6.84	9.25	39	7.45	9.85	71	6.71	10.27
8	6.62	9.25	40	6.73	9.25	72	6.93	10.60
9	6.62	9.25	41	6.95	9.50	73	6.71	10.25
10	6.84	9.25	42	6.73	9.36	74	6.71	10.24
11	6.62	9.25	43	6.95	9.67	75	7.42	11.33
12	6.84	9.25	44	6.73	9.52	76	6.70	10.22
13	6.62	9.25	45	6.73	9.51	77	6.93	10.55
14	6.61	9.25	46	6.95	9.82	78	6.70	10.20
15	7.32	9.25	47	6.73	9.80	79	6.93	10.53
16	6.61	9.25	48	6.95	10.30	80	6.70	10.19
17	6.83	9.25	49	6.72	9.96	81	6.70	10.18
18	6.61	9.25	50	6.72	10.12	82	6.92	10.51
19	6.83	9.25	51	7.19	10.81	83	6.70	10.16
20	6.61	9.25	52	6.72	10.10	84	6.92	10.49
21	6.61	9.25	53	6.94	10.43	85	6.70	10.14
22	6.83	9.25	54	6.72	10.21	86	6.70	10.13
23	6.64	9.25	55	6.94	10.54	87	7.41	11.21
24	6.89	9.25	56	6.72	10.24	88	6.70	10.11
25	6.66	9.25	57	6.72	10.23	89	6.92	10.44
26	6.68	9.25	58	6.94	10.56	90	6.69	10.09
27	7.40	9.25	59	6.72	10.21	91	6.92	10.42
28	6.68	9.25	60	6.94	10.67	92	6.69	10.07
29	6.90	9.25	61	6.72	10.32	93	6.69	10.07
30	6.68	9.25	62	6.71	10.35	94	6.91	10.39
31	6.90	9.25	63	7.43	11.45	95	6.69	10.05
32	6.68	9.25	64	6.71	10.33	96	6.91	10.37

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class A-3 Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	-	-	33	6.62	9.25	65	6.84	9.63
2	6.57	9.25	34	6.84	9.25	66	6.62	9.31
3	7.03	9.25	35	6.62	9.25	67	6.84	9.61
4	6.57	9.25	36	6.86	9.25	68	6.62	9.29
5	6.79	9.25	37	6.64	9.25	69	6.62	9.28
6	6.57	9.25	38	6.65	9.25	70	6.84	9.58
7	6.79	9.25	39	7.36	9.25	71	6.62	9.26
8	6.57	9.25	40	6.65	9.25	72	6.84	9.56
9	6.57	9.25	41	6.87	9.25	73	6.61	9.24
10	6.78	9.25	42	6.64	9.25	74	6.61	9.23
11	6.56	9.25	43	6.87	9.25	75	7.32	10.21
12	6.78	9.25	44	6.64	9.25	76	6.61	9.21
13	6.56	9.25	45	6.64	9.25	77	6.83	9.51
14	6.56	9.25	46	6.86	9.25	78	6.61	9.19
15	7.26	9.25	47	6.64	9.25	79	6.83	9.49
16	6.56	9.25	48	6.86	9.46	80	6.61	9.17
17	6.78	9.25	49	6.64	9.25	81	6.61	9.16
18	6.56	9.25	50	6.64	9.26	82	6.83	9.46
19	6.78	9.25	51	7.09	9.89	83	6.60	9.14
20	6.56	9.25	52	6.63	9.25	84	6.82	9.44
21	6.56	9.25	53	6.86	9.54	85	6.60	9.12
22	6.78	9.25	54	6.63	9.30	86	6.60	9.11
23	6.59	9.25	55	6.85	9.60	87	7.31	10.08
24	6.83	9.25	56	6.63	9.31	88	6.60	9.09
25	6.61	9.25	57	6.63	9.30	89	6.82	9.39
26	6.63	9.25	58	6.85	9.60	90	6.60	9.07
27	7.34	9.25	59	6.63	9.28	91	6.82	9.37
28	6.63	9.25	60	6.85	9.66	92	6.60	9.05
29	6.85	9.25	61	6.63	9.34	93	6.59	9.04
30	6.63	9.25	62	6.62	9.35	94	6.81	9.34
31	6.85	9.25	63	7.33	10.34	95	6.59	9.02
32	6.62	9.25	64	6.62	9.33	96	6.81	9.32

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class M Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	-	-	33	6.66	11.00	65	6.90	11.00
2	6.61	11.00	34	6.88	11.00	66	6.68	11.00
3	7.06	11.00	35	6.66	11.00	67	6.90	11.00
4	6.60	11.00	36	6.91	11.00	68	6.68	11.00
5	6.82	11.00	37	6.69	11.00	69	6.68	11.00
6	6.60	11.00	38	6.70	11.00	70	6.90	11.00
7	6.82	11.00	39	7.42	11.00	71	6.67	11.00
8	6.60	11.00	40	6.70	11.00	72	6.90	11.00
9	6.60	11.00	41	6.92	11.00	73	6.67	11.00
10	6.82	11.00	42	6.70	11.00	74	6.67	11.00
11	6.60	11.00	43	6.92	11.00	75	7.39	11.00
12	6.82	11.00	44	6.70	11.00	76	6.67	11.00
13	6.60	11.00	45	6.70	11.00	77	6.89	11.00
14	6.60	11.00	46	6.92	11.00	78	6.67	11.00
15	7.30	11.00	47	6.69	11.00	79	6.89	11.00
16	6.60	11.00	48	6.92	11.00	80	6.67	11.00
17	6.81	11.00	49	6.69	11.00	81	6.67	11.00
18	6.59	11.00	50	6.69	11.00	82	6.89	11.00
19	6.81	11.00	51	7.15	11.00	83	6.66	11.00
20	6.59	11.00	52	6.69	11.00	84	6.89	11.00
21	6.59	11.00	53	6.91	11.00	85	6.66	11.00
22	6.81	11.00	54	6.69	11.00	86	6.66	11.00
23	6.62	11.00	55	6.91	11.00	87	7.37	11.00
24	6.87	11.00	56	6.69	11.00	88	6.66	11.00
25	6.64	11.00	57	6.69	11.00	89	6.88	11.00
26	6.66	11.00	58	6.91	11.00	90	6.66	11.00
27	7.38	11.00	59	6.68	11.00	91	6.88	11.00
28	6.66	11.00	60	6.91	11.00	92	6.66	11.00
29	6.88	11.00	61	6.68	11.00	93	6.66	11.00
30	6.66	11.00	62	6.68	11.00	94	6.88	11.00
31	6.88	11.00	63	7.40	11.04	95	6.65	11.00
32	6.66	11.00	64	6.68	11.00	96	6.87	11.00

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0032% per annum.
(2) Assumes 1mLIBOR and 6mLIBOR stays at 1.12% and 1.24% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate	Tel: (704) 388-1597 Fax: (704) 335-5904
Chris Hentemann	chris.c.hentemann@bankofamerica.com
Rob Karr	robert.h.karr@bankofamerica.com
Patrick Beranek	patrick.beranek@bankofamerica.com
Jeff Willoughby	jeff.t.willoughby@bankofamerica.com
Global ABS Group	Fax: (704) 388-9668
Dan Stercay	Tel: (704) 388-8686 daniel.j.stercay@bankofamerica.com
Kirk Meyers	Tel: (704) 388-3148 kirk.b.meyers@bankofamerica.com
Michael Tri	Tel: (704) 388-8786 michael.l.tri@bankofamerica.com
Shaun Ahmad	Tel: (704) 387-2658 shaun.ahmad@bankofamerica.com
Niki Hogue	Tel: (704) 387-1853 nikole.hogue@bankofamerica.com
Jorge Panduro	Tel: (704) 386-0902 jorge.a.panduro@bankofamerica.com
Rating Agencies	
Taruna Reddy– Moody's	Tel: (212) 553-3605 taruna.reddy@moodys.com
Quincy Tang – Fitch	Tel: (212) 908-0693 quincy.tang@fitchratings.com
Linda Wu – S&P	Tel: (212) 438-1567 linda_wu@standardandpoors.com